

June 16, 2010

Mr. Dongdong Lin
Chief Executive Officer, and Director
Sunwin International Neutraceuticals, Inc.
6 Shengwang Avenue
Qufu, Shangdon, China 273100

Re: Sunwin International Neutraceuticals, Inc.
From 10-K for the Period Ended April 30, 2009
Filed July 29, 2009
File No. 000-53595

Dear Mr. Lin:

We have reviewed your May 6, 2010 response to our April 22, 2010 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Note 7 – Income Taxes, page F-15

1. We acknowledge your response to comment one. It remains unclear why cumulative temporary differences related to share-based payment transactions, originally labeled as permanent differences, are included in your rate reconciliation. If appropriate, please:

   • include these cumulative temporary differences in your table of deferred tax assets;
   • update your valuation allowance in the table of deferred tax assets to include an amount to cover the cumulative temporary differences associated with the share-based payment transactions because realization is not more likely than not;
   • remove the "permanent differences" line item from your rate reconciliation;

Mr. Dongdong Lin
Sunwin International Neutraceuticals, Inc.
June 16, 2010
Page 2

- update the 'increase in valuation allowance" line item in your rate reconciliation table to include the valuation allowance associated with the share-based payment transactions; and
- revise your disclosure to explain why you deem it more likely than not that the benefits associated with the share-based payment transactions will not be realized.

Otherwise, please explain to us why it is appropriate to include cumulative temporary differences in your rate reconciliation and reference for us the authoritative literature you rely upon to support your accounting.

You may contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant